SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 20

HEARTLAND EXPRESS, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Michael J. Gerdin
901 North Kansas Avenue
North Liberty, IA 52317
Telephone:  (319) 626-3600
Facsimile:  (319) 626-3355
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2016
________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Michael J. Gerdin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

19,112,448 (1)
	8.	Shared Voting Power

15,526,048(2)
	9.	Sole Dispositive Power

19,112,448 (1)
	10.	Shared Dispositive Power

15,526,048(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

34,638,496 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

41.6% (3)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

CUSIP NO.:  422347 10 4

(1)
Comprised of (i) 681,124 shares of Common Stock owned by Mr. Gerdin, (ii) 18,395,580 shares of Common Stock owned by eight grantor retained annuity trusts established for the benefit of Ann S. Gerdin; (collectively, the "GRATs"), and (iii) 35,744 shares of Common Stock owned by trusts established for the benefit of Mr. Gerdin's four children. Mr. Gerdin has no pecuniary interest in any of the shares owned by the GRATs or the trusts established for the benefit of his four children other than an indirect remainder interest, if any, in the shares held in the GRATs.

(2)
Comprised of (i) 3,187,153 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, (iii) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, and (iv) 1,936,276 shares owned by Gerdin Family Investments, LP (“GFI”). Mr. Gerdin is one of the co-trustees of the Ann S. Gerdin Revocable Trust. Mr. Gerdin is one of the co-trustees of the 2007 Gerdin Heartland Trust and the 2009 Gerdin Heartland Trust (together, the “Heartland Trusts”). Mr. Gerdin disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, he does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mr. Gerdin is a co-general partner of GFI. Mr. Gerdin disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, he does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 83,286,391 shares of Common Stock outstanding as of October 6, 2016.

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.                      Identity and Background.

(a)           Michael J. Gerdin

(b)           The business address of Mr. Gerdin is 901 North Kansas Avenue, North Liberty, IA 52317.

(c) The principal occupation of Mr. Gerdin is Chief Executive Officer and President of the Issuer. The principal business address of the Issuer is 901 North Kansas Avenue, North Liberty, IA 52317.

(d) - (e)   During the last five years, Mr. Gerdin has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Gerdin is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

Mr. Gerdin is the trustee of the GRATs established by Ann S. Gerdin for her benefit. As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by these GRATS and may be deemed to beneficially own the shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Mr. Gerdin did not pay money or other consideration in connection with becoming the trustee of any of the GRATs.

Mr. Gerdin is the trustee of four trusts established for the benefit of his children. As trustee, Mr. Gerdin has sole voting and dispositive power over the shares owned by these four trusts and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of any of these trusts.

Mr. Gerdin is one of the co-trustees of the Ann S. Gerdin Revocable Trust. As a co-trustee, Mr. Gerdin has shared voting and dispositive power over the shares owned by this trust and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of this trust.

Mr. Gerdin is one of the co-trustees of the Heartland Trusts. As a co-trustee, Mr. Gerdin has shared voting and dispositive power over the shares owned by these trusts and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-trustee of any of the Heartland Trusts. Mr. Gerdin disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, he does not have the power to vote or dispose of those shares without the consent of the other two co-trustees.

Mr. Gerdin is a co-general partner of GFI. As a co-general partner, Mr. Gerdin has shared voting and dispositive power over the shares owned by GFI and may be deemed to beneficially own the shares pursuant to Rule 13d-3. Mr. Gerdin did not pay money or other consideration in connection with becoming the co-general partner of GFI. Mr. Gerdin disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, he does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

By virtue of his position as the trustee or co-trustee of the trusts described above and co-general partner of GFI, Mr. Gerdin may be deemed to be the beneficial owner of 34,638,496 shares of Common Stock.

Based on his current beneficial ownership of shares of Common Stock, Mr. Gerdin has an obligation to file this Schedule 13D.

See Item 4 also.

Item 4.                      Purpose of Transaction.

The transactions described in Item 3, were made by Ann S. Gerdin for estate planning purposes. Mr. Gerdin may from time to time use his personal funds to purchase Common Stock for investment purposes. Mr. Gerdin has not made any such purchases to date. If any such purchases are made, Mr. Gerdin may cease buying the Common Stock at any time. Mr. Gerdin may purchase Common Stock in the open market or in privately negotiated transactions, or otherwise. Mr. Gerdin intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the shares of Common Stock for which he has voting power as trustee. In addition, Mr. Gerdin is the Chief Executive Officer, President, and a Director of the Issuer and, as a result, in the ordinary course or otherwise may take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in this Statement, or as announced publicly, Mr. Gerdin does not have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)         As of October 6, 2016, there were 83,286,391 shares of Common Stock outstanding. As of the date hereof, Mr. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 34,638,496 shares of Common Stock, representing approximately 41.6% of the issued and outstanding shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Mr. Gerdin consist of (i) 681,124 shares of Common Stock owned by Mr. Gerdin; (ii) 18,395,580 shares of Common Stock owned by the GRATs, over which Mr. Gerdin serves as trustee; (iii) 35,744 shares of Common Stock owned by four trusts established for the benefit of Mr. Gerdin's children, over which Mr. Gerdin serves as trustee; (iv) 3,187,153 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust over which Mr. Gerdin serves as one of the co-trustees; (v) 5,003,805 shares of Common Stock owned by the 2007 Gerdin Heartland Trust, over which Mr. Gerdin serves as one of the co-trustees; (vi) 5,398,814 shares of Common Stock owned by the 2009 Gerdin Heartland Trust, over which Mr. Gerdin serves as one of the co-trustees; and (vii) 1,936,276 shares owned by GFI, in which Mr. Gerdin is one of the co-general partners. Except for the shares owned personally, Mr. Gerdin does not have any pecuniary interest in the aforementioned shares other than an indirect remainder interest, if any, in the GRATs. Mr. Gerdin disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, he does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mr. Gerdin disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, he does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(b)          Mr. Gerdin has the sole power to vote and dispose of 19,112,448 of the shares of Common Stock of which he may be deemed the beneficial owner. Mr. Gerdin shares the power to vote and dispose of 15,526,048 of shares of Common Stock of which he may be deemed the beneficial owner. Mr. Gerdin disclaims beneficial ownership of the shares owned by the Heartland Trusts, because as one of three co-trustees, he does not have the power to vote or dispose of those shares without the consent of the other two co-trustees. Mr. Gerdin disclaims beneficial ownership of the shares owned by GFI, because as one of the co-general partners, he does not have the power to vote or dispose of those shares without the consent of at least one other co-general partner.

(c)           Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D, whichever is less.
On August 11, 2016, an annuity payment of 314,567 shares of Common Stock was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust II to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the Ann S. Gerdin 2011 Grantor Retained Annuity Trust II and as co-trustee of the Ann S. Gerdin Revocable Trust.

On August 19, 2016, an annuity payment of 299,207 shares of Common Stock was made by the Ann S. Gerdin 2011 Grantor Retained Annuity Trust III to the Ann S. Gerdin Revocable Trust. Mr. Gerdin serves as trustee of the Ann S. Gerdin 2011 Grantor Retained Annuity Trust III and as co-trustee of the Ann S. Gerdin Revocable Trust.

On October 6, 2016, a distribution of 2,043,372 shares of Common Stock was made by the 2005 Gerdin Children's Trust., over which Mr. Gerdin served as one of the three co-trustees. As one of three beneficiaries of the 2005 Gerdin Children's Trust, Mr. Gerdin received 681,124 shares of Common Stock from this distribution.

(d)           Not applicable.

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Gerdin and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

MICHAEL J. GERDIN

/s/ Michael J. Gerdin

Dated: October 7, 2016